EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cascade Microtech, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-168692, 333-188833, 333-196408 and 333-204684) on Form S-8, and (No. 333-188245) on Form S-3 of Cascade Microtech, Inc. of our report dated March 7, 2016, with respect to the consolidated balance sheets of Cascade Microtech, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Cascade Microtech, Inc.

/s/ KPMG LLP

Portland, Oregon

March 7, 2016